EXHIBIT 99.1

North American Construction Group Ltd. Announces Results for the Third Quarter Ended September 30, 2018

ACHESON, Alberta, Oct. 30, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA/NYSE:NOA) today announced results for the third quarter ended September 30, 2018.

Martin Ferron, Chairman and Chief Executive Officer of the Company stated, “We were pleased to exceed our financial targets for the quarter, despite having to overcome unseasonal wet ground conditions for much of the period. It is also noteworthy that, excluding mark to market stock based compensation expense and one off costs related to the recently announced acquisitions, basic earnings per share would have been over $0.20 for the quarter”.

Additionally, Mr. Ferron commented, “Looking ahead, we hope to post a strong outcome for Q4 similar to last year and we anticipate closing both significant acquisitions by the end of the year. Beyond that, our meaningful organic growth program, together with the combined impact of the exciting acquisitions could result in our basic earnings per share exceeding $1.60 in 2019”.

The Company has prepared its consolidated financial statements in conformity with accounting principles generally accepted in the United States (US GAAP). Unless otherwise specified, all dollar amounts discussed are in Canadian dollars. Please see the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2018 for further detail on the matters discussed in this release.

Highlights of the Third Quarter Ended September 30, 2018

  Revenue for the quarter was $84.9 million, compared to $70.0 million for the prior year, an increase of 21.3%.
  Adjusted EBITDA for the quarter was $19.1 million compared to $11.5 million for the prior year. Adjusted EBITDA margin was 22.5% compared to 16.4% for the same period last year.
  Net income for the quarter was $1.5 million, compared to a net loss of $0.6 million for the prior year.
  On September 20, 2018, the Company announced that it had entered into a definitive agreement to acquire all of the outstanding shares of an entity that holds a 49% ownership interest in Nuna Logistics Limited and minority interests in other related companies (collectively, “Nuna”), a civil construction and contract mining company based in Edmonton, Alberta, for $42.5 million in cash.

Highlights of Events Post Third Quarter

  On October 3, 2018, the Company announced that it had entered into a definitive purchase and sale agreement to acquire the heavy construction equipment fleet and related assets of Aecon Group Inc. ("Aecon"), a Canadian based construction company serving the infrastructure, energy and mining industries, for $199.1 million in cash, subject to customary closing adjustments. The Company anticipates that it will be fully financed at closing through an upsized and extended credit facility with its syndicate of banks, led by National Bank Financial Inc.
   On October 3, 2018, S&P Global Ratings ("S&P") changed the Company’s outlook from "stable" to "positive" while affirming its "B" long-term corporate credit rating.

Declaration of Quarterly Dividend

On October 29, 2018, the NACG Board of Directors declared a regular quarterly dividend (the “Dividend”) of two Canadian cents ($0.02) per common share, payable to common shareholders of record at the close of business on November 30, 2018.  The Dividend will be paid on January 4, 2019 and is an eligible dividend for Canadian income tax purposes.

Consolidated Financial Highlights

	Three months ended September 30,			Nine months ended September 30,
(dollars in thousands, except per share amounts)	2018	2017	Change	2018	2017	Change
Revenue	$84,886	$70,045	$14,841	$279,060	$210,511	$68,549
Project costs	31,593	31,429	164	104,849	82,626	22,223
Equipment costs	28,021	22,594	5,427	83,268	67,369	15,899
Depreciation	10,942	10,250	692	40,171	32,881	7,290
Gross profit(i)	14,330	5,772	8,558	50,772	27,635	23,137
Gross profit margin(i)	16.9%	8.2%	8.7%	18.2%	13.1%	5.1%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,191	4,605	1,586	17,544	15,566	1,978
Stock-based compensation expense (benefit)	4,368	(71)	4,439	9,023	2,378	6,645
Loss on sublease	—	—	—	1,732	—	1,732
Operating income	3,686	1,010	2,676	22,449	8,869	13,580
Interest expense	1,699	1,830	(131)	5,140	4,954	186
Net income (loss)	$1,466	$(585)	$2,051	$12,630	$2,814	$9,816
Net income (loss) margin(i)	1.7%	(0.8)%	2.5%	4.5%	1.3%	3.2%
EBIT(i)	$3,702	$1,054	$2,648	$22,442	$8,901	$13,541
EBIT margin(i)	4.4%	1.5%	2.9%	8.0%	4.2%	3.8%
EBITDA(i)	$14,763	$11,550	$3,213	$62,973	$42,586	$20,387
Adjusted EBITDA(i)	$19,097	$11,461	$7,636	$73,392	$44,982	$28,410
Adjusted EBITDA margin(i)	22.5%	16.4%	6.1%	26.3%	21.4%	4.9%

Per share information
Net income (loss) - Basic	$0.06	$(0.02)	$0.08	$0.51	$0.10	$0.41
Net income (loss) - Diluted	$0.05	$(0.02)	$0.07	$0.44	$0.09	$0.35

Cash dividends per share	$0.02	$0.02	$0.00	$0.06	$0.06	$0.00

(1) See “Non-GAAP Financial Measures”. A reconciliation of Net income (loss) to EBIT, EBITDA, and Adjusted EBITDA in the section titled “Non-GAAP Financial Measures”.

Results for the Third Quarter Ended September 30, 2018

For the three months ended September 30, 2018, revenue was $84.9 million, up from $70.0 million in the same period last year. Current year revenue was driven by an increase in both mine support services revenue and overburden removal and earthworks activity at each of the Mildred Lake and Millennium mines, despite abnormally wet weather experienced at both mines during the summer months which negatively affected operating performance. The increased overburden removal activity at the Mildred Lake mine was performed under a term contract with the customer.  Higher levels of heavy civil construction activity at the Kearl mine complemented an increase in mine service activity at the same mine, compared to last year. The Company is continuing to generate civil construction revenue from its three-year mine support contract at the Highland Valley copper mine in British Columbia, which began in the third quarter of 2017 and from mine support services realized from its Dene North Site Services partnership (or "Dene North partnership") at multiple oil sands operations. The Company continues to see increased activity generated from its external maintenance service offering as demand continues to grow in the Company’s ability to be a cost effective and reliable service provider.

Revenue in the previous period included mine support service revenue from the Fording River coal mine in British Columbia, which was completed in the first quarter of 2018; civil construction revenue from the Red Chris copper mine in British Columbia, which was completed at the end of 2017; and revenue from a site development project adjacent to the Aurora mine performed by the Dene North partnership, which was substantially completed at the end of 2017. Revenue in the previous year was impacted by the cancellation of a significant earthworks contract as a result of a fire at a customer's plant and the subsequent delays in start-up from equipment repositioning.

For the three months ended September 30, 2018, gross profit was $14.3 million, or a 16.9% gross profit margin, up from a $5.8 million gross profit or an 8.2% gross profit margin in the same period last year. The strong improvement in current quarter gross profit was a result of a growth in activity levels through the quarter, compared to the previous period which was impacted by the cancellation of a significant earthworks contract. The increase in gross profit margin was achieved despite the effect of production interruptions caused by the abnormally wet summer months as the Company was able to realize production efficiencies through a more consistent demand for services.

For the three months ended September 30, 2018, depreciation was $10.9 million, or 12.9% of revenue, up from $10.3 million, or 14.6% of revenue, in the same period last year. The lower depreciation as a percent of revenue reflects the benefits realized from the purchase of used equipment at below market pricing, combined with benefits from higher utilization and maintenance initiatives designed to extend the useful life of the Company’s equipment fleet.

For the three months ended September 30, 2018, the Company recorded operating income of $3.7 million, an increase of $2.7 million from the $1.0 million operating income for the same period last year. General and administrative expense, excluding stock-based compensation cost, was $6.2 million for the quarter, higher than the $4.6 million for the same period last year, driven primarily by higher short-term incentive costs and the one-time expenses of legal and consulting services used in support of our significant acquisition activities.

Stock-based compensation expense increased $4.4 million compared to the prior year, primarily from the effect of a stronger share price on the carrying value of the Company’s liability classified award plans.

For the three months ended September 30, 2018, the Company recorded net income of $1.5 million (basic and diluted income per share of $0.06 and $0.05, respectively), compared to the $0.6 million net loss (basic and diluted loss per share of $0.02) recorded for the same period last year.

Interest expense was $1.7 million for the quarter, consistent with $1.8 million recorded for the same period last year, primarily due to lower pricing secured under the Company’s current Credit Facility, executed during the third quarter of 2017, which offset the cost of increased borrowing compared to the previous period. The Company recorded $0.5 million of deferred income tax expense in the current period compared to $0.2 million of deferred income tax benefit recorded in the prior year, driven by the improved results in the current period.

Outlook

The Company has just completed the third quarter of the second year of a three-year organic growth plan that is targeting a minimum 15% compound growth in revenue and EBITDA over that period. The Company’s strategy to achieve the growth is to:

  Build production related recurring services volumes in its core oil sands market, together with the addition of value creating services.
  Expand its market coverage to include other resource mines (e.g. coal, copper, gold, diamonds etc.) and infrastructure related projects that involve major earthworks.

Following on from 37% and 24% growth in revenue and EBITDA respectively in 2017, the Company is on track to exceed its growth objectives for 2018. EBITDA growth is expected to be at least 45%, bringing strong earnings per share (“EPS”) gains. The Company has also recently announced two significant acquisitions that it anticipates will both close in Q4 and will have the potential to provide a leap change in the Company’s financial results for 2019. More commentary on the impact of these acquisitions will be provided in the Company’s annual report. In the meantime, the positive outlook for the next few years is supported by:

  The successful renewal of all of the Company’s oil sands long term services agreements such that it is not faced with a contract expiration until late 2020;
  The Company’s customers continuing to use economies of scale in production to dramatically lower oil sands operating costs per barrel. On this theme, the Company has been contracted for two large earthworks jobs for the winter season with volumes similar to last year's strong program. During the second quarter the Company negotiated two, three-year term contracts for both overburden stripping and reclamation services with one customer, having a combined value of around $280.0 million. The Company anticipates that additional term contracts could be secured in the near term.
  The new Fort Hills oil sands mine is expected to provide a direct benefit in terms of incremental demand for the Company’s services and an indirect benefit from the overall short term tightening of heavy equipment supply;
  A good line of sight to meaningful heavy construction activity for the summer season of 2019, after a five-year hiatus due to the deep cyclical downturn in the oil industry;
  The award of a three-year site support contract at the Highland Valley copper mine. Revenue, which started in the fourth quarter of 2017, was modest at first, but it is expected to increase over the work duration;
  The availability of several bidding opportunities for further natural resource related contracts, both in Canada and the USA;
  Further success at pre-qualifying to bid for major infrastructure projects. In late 2017, the Company was chosen (three from seven), as part of a strong international consortium, to bid for a significant gravel road construction job in the Northwest Territories which, if successful, would lead to an anticipated mobilization in the Fall of 2019; and
  Good progress with leveraging the Company’s core equipment maintenance competence into work for third parties. The Company already has jobs for five customers in its Edmonton maintenance facility and it believes that this initiative could have a discernible impact on its 2018 results. Beyond that, the Company plans to be up and running, by the end of Q4, in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of the Company’s customers’ equipment assets. Eventually, this external maintenance business could potentially provide more than $30.0 million in annual revenue stream for the Company.

Overall, the Company is very encouraged by this bright outlook that, together with the completion of the two acquisitions, could propel its basic EPS to over $1.60 for 2019, while the Company also maintains a strong balance sheet.

Conference Call and Webcast

Management will hold a conference call and webcast to discuss the Company’s financial results for the quarter ended September 30, 2018 tomorrow, Wednesday, October 31, 2018 at 9:00 am Eastern Time (7:00 am Mountain Time).

The call can be accessed by dialing:

Toll free: 1-866-521-4909
International: 1-647-427-2311

A replay will be available through December 1, 2018, by dialing:

Toll Free: 1-800-585-8367
International: 1-416-621-4642
Conference ID: 3558509

The live and archived webcast can be accessed at:
http://event.on24.com/r.htm?e=1859016&s=1&k=7743A02C27BA40E96FF8FE5148777172

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. In this release, non-GAAP financial measures are used, such as “gross profit”, “margin”, “EBIT”, “EBITDA”, and “Adjusted EBITDA”.

“Gross profit (loss)” is defined as revenue less: project costs, equipment costs, and depreciation.

The Company believes that gross profit is a meaningful measure of the business as it portrays results before general and administrative overheads costs, amortization of intangible assets and the gain or loss on disposal of property, plant and equipment and assets held for sale. Management reviews gross profit to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources, plant and equipment are being allocated effectively.

The Company will often identify a relevant financial metric as a percentage of revenue and refer to this as a margin for that financial metric. “Margin” is defined as the financial number as a percent of total reported revenue. Examples where NACG uses this reference and related calculation are in relation to “gross profit margin”, “net loss margin”, “EBIT margin”, or “Adjusted EBITDA margin”.

NACG believes that presenting relevant financial metrics as a percentage of revenue is a meaningful measure of its business as it provides the performance of the financial metric in the context of the performance of revenue. Management reviews margins as part of its financial metrics to assess the relative performance of its results.

"EBIT" is defined as net income (loss) before interest expense and income taxes.

"EBITDA" is defined as net income (loss) before interest expense, income taxes, depreciation and amortization.

"Adjusted EBITDA", which is defined as EBITDA excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, cash and non-cash (liability and equity classified) stock-based compensation expense, gain or loss on disposal of property, plant and equipment, gain or loss on disposal of assets held for sale and certain other non-cash items included in the calculation of net income (loss). Adjusted EBITDA is used in the calculation of the financial covenants in the Company’s current Credit Facility.

The Company believes that Adjusted EBITDA is a meaningful measure of business performance because it excludes interest, income taxes, depreciation, amortization, the effect of certain gains and losses and certain non-cash items that are not directly related to the operating performance of its business. Management reviews Adjusted EBITDA to determine whether property, plant and equipment are being allocated efficiently. In addition, the Company believes that Adjusted EBITDA is a meaningful measure as it excludes the financial statement impact of changes in the carrying value of the liability classified award plans because of movement of the Company’s share price.

As EBIT, EBITDA, and Adjusted EBITDA are non-GAAP financial measures, the Company’s computations of EBIT, EBITDA, and Adjusted EBITDA may vary from others in the industry. EBIT, EBITDA, and Adjusted EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows and have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of the Company’s results as reported under US GAAP. A reconciliation of Net income (loss) to EBIT, EBITDA, and Adjusted EBITDA is as follows:

	Three months ended		Nine months ended
	September 30,		September 30,
(dollars in thousands)	2018	2017	2018	2017
Net income (loss)	$1,466	$(585)	$12,630	$2,814
Adjustments:
Interest expense	1,699	1,830	5,140	4,954
Income tax expense (benefit)	537	(191)	4,672	1,133
EBIT	$3,702	$1,054	$22,442	$8,901
Adjustments:
Depreciation	10,942	10,250	40,171	32,881
Amortization of intangible assets	119	246	360	804
EBITDA	$14,763	$11,550	$62,973	$42,586
Adjustments:
Loss (gain) on disposal of property, plant and equipment	—	24	(105)	243
Gain on disposal of assets held for sale	(34)	(42)	(231)	(225)
Loss on sublease	—	—	1,732	—
Equity classified stock-based compensation expense	773	785	2,568	2,170
Liability classified stock-based compensation expense (benefit)	3,595	(856)	6,455	208
Adjusted EBITDA	$19,097	$11,461	$73,392	$44,982

Forward-Looking Information

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “aim”, “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “likely”, “may”, “on track”, “potential”, “should”, “target” or similar expressions.  Forward looking statements include the statements that the Company hopes to post a strong outcome for Q4 similar to last year, anticipates closing both significant acquisitions by the end of the year, believes its basic earnings per share could exceed $1.60 in 2019, The Company anticipates that it will be fully financed at closing through an upsized and extended credit facility with its syndicate of banks, led by National Bank Financial Inc, believes that it will be able to achieve a minimum 15% compound growth in revenue and EBITDA over the period of its three year organic growth plan, believes that it will be able to achieve growth through building production related recurring services volumes in its core oil sands market together with the addition of value creating services and through expanding its market coverage to include other resource mines and infrastructure projects that involve major earthworks, believes that it will be able to exceed its growth objectives for 2018, including EBITDA growth of at least 45% and strong earnings per share (EPS) gains, believes that it will achieve a leap change in its financial results for 2019 through its recent acquisitions, expects that its customers will continue to use economies of scale in production to dramatically lower oil sands operating costs per barrel, expects that term contracts in addition to the three-year-term reclamation services contracts we recently negotiated may be secured in the near term, anticipates that the new Fort Hills oil sands mine will provide a direct benefit in terms of incremental demand for its services and an indirect benefit from the overall short term tightening of heavy equipment supply, believes that there will be meaningful heavy construction activity for the summer season of 2019, expects that revenue from the three year site support contract at the Highland Valley copper mine will increase over the work duration, expects that there will be several bidding opportunities for further natural resource related contracts, both in Canada and the USA, expects that it will have further success at pre-qualifying to bid for major infrastructure projects and that if successful, the significant gravel road construction job in the Northwest Territories we bid would lead to mobilization in the Fall of 2019, believes that its third party maintenance work could have a discernible impact on its 2018 results, expects that it will be up and running in a new, purpose designed and built, state of the art maintenance facility, which will be capable of handling the largest of its customers’ equipment assets and which could ultimately provide more than $30.0 million in annual revenue stream for it and that the Company believes that completion of the two recently announced acquisitions could propel its basic EPS to over $1.60 for 2019, while the Company also maintains a strong balance sheet.

The material factors or assumptions used to develop the above forward-looking statements include, and the risks and uncertainties to which such forward-looking statements are subject, are highlighted in the Company’s Management’s Discussion and Analysis (“MD&A”) for the quarter ended September 30, 2018. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control.  Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, you should read the Company’s disclosure documents filed with the SEC and the CSA. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information contact:

David Brunetta, CPA, CMA
Director; Investor Relations
North American Construction Group Ltd.
(780) 969-5574
dbrunetta@nacg.ca
www.nacg.ca